

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Via E-mail
Mr. Gregory A. Serrao
Chairman, President and Chief Executive Officer
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, Massachusetts 01880

> **Re: American Dental Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response Letter dated March 11, 2011**
> **File No. 000-23363**

Dear Mr. Serrao:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

Financial Presentation of Litigation Settlement, page 29

1.   We note in your response to comment two of our letter dated February 25, 2011 that the tax effects for amortization of service agreements, expenses associated with your Christie Dental acquisition, and write-off of expenses associated with debt refinancing were all calculated using your consolidated tax rate. Please tell us the consolidated tax rate(s) that you applied to each of these adjustments and further explain to us how you determine your consolidated tax rate.

Critical Accounting Policies and Estimates, page 39

Goodwill and Intangible Assets, page 40

2.   We note your response to comment four of our letter dated February 25, 2011. Please
        provide us with the service agreements for your Metro Dentalcare and Barzman,
        Kasimov & Vieth transactions or tell us where they can be located. Aside from
        differences in state regulations, please confirm for us that these service agreements are
        representative of the type of service agreements entered into for your business
        combinations and asset acquisitions.

3.   We note in your response to comment four of our letter dated February 25, 2011 that for
        your non-MSO transactions you did not acquire or did not maintain any processes to be
        applied to inputs that had the ability to create outputs. Please revise your analysis to
        discuss whether the non-MSO's consisted of inputs and processes applied to those inputs
        that would have allowed a market participant the ability to create outputs at the time of
        your acquisitions. Refer to FASB ASC 805-10-55-5 and 55-8.

Item 8. Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

(2) Summary of Significant Accounting Policies, page 52

Basis of Presentation and Principles of Consolidation, page 52

4.   We note in your response to comment six of our letter dated February 25, 2011 that in
        assessing the provisions of the service agreement with respect to determinants of patient
        revenue of an affiliated practice's business, you have concluded that the affiliated
        practice has the *exclusive power* to direct these activities. Please further describe the
        responsibilities of the affiliated practices, the Company, and the Policy Board with
        respect to all aspects of patient revenues, including fee schedules for all dental and
        ancillary services rendered by the affiliated practice, discounted fee practices and
        schedules, and contractual relationships between affiliated practices and outside or
        institutional dental care providers and third-party payors. Also include a reference to the
        applicable section(s) of the service agreement that governs these responsibilities, and tell
        us whether the owner dentists typically approve or disapprove of the recommendations of
        the Company and the Policy Board.

5.   We note in your response to comment six of our letter dated February 25, 2011 that in assessing the provisions of the service agreement with respect to expenses incurred in the operation of the affiliated practice's business, you have concluded that the affiliated practice has the *exclusive power* to direct the most significant activities that result in expenses to the affiliated practice, including expenses related to dental care of patients and the compensation and benefits of the dentists. Please further describe to us the responsibilities of the affiliated practices, the Company, and the Policy Board with respect to all aspects of expenses incurred in the operation of the affiliated practices, including the annual budget approval process, any subsequent adjustments to the approved budget, and the review and monitor of the financial performance of affiliated practices with respect to the attainment of its budgeted goals. Also include a reference to the applicable section(s) of the service agreement that governs these responsibilities.

6.   We note in your response to comment six of our letter dated February 25, 2011 that in assessing the provisions of the service agreement with respect to billing and collection of patient accounts of the affiliated practice, you have concluded that the affiliated practice has the power to control these activities. Please further describe to us the responsibilities of the affiliated practices, the Company, and the Policy Board with respect to all aspects of collection policies, and include a reference to the applicable section(s) of the service agreement that governs these responsibilities. Also further explain to us the factors you considered to arrive at your conclusion that the affiliated practices have the power to control collection policies. In this regard, it is unclear to us what responsibilities the affiliated practices have for the collection policies based on your response.

7.   We note in your response to comment six of our letter dated February 25, 2011 that you analyzed your service agreements with the affiliated practices and have determined that you have no contractual obligation to absorb any losses of the affiliated practice or bear their financial obligations, and that the owners of the affiliated practices have the obligation to absorb the losses of the affiliated practices and have sole discretion over the use and distribution of their gains. To provide insight into the ability of the affiliated practices to direct the activities that most significantly impact the entity's economic performance, supplementally please provide the agreements of the professional corporations, associated with Metro Dentalcare, and Barzman, Kasimov & Vieth transactions. Alternatively, you may provide us with an analysis of the rights and responsibilities that significantly affect the economic performance of these professional corporations. In addition, please confirm that the rights and responsibilities of these professional corporations are representative of all of your affiliated practices.

<u>(3) Accounts Receivable, net and Net revenue, page 60</u>

8.   We note your disclosure on page 28 that the total patient revenue of practices affiliated with you by means of service agreements was $394 million and $392 million for the years ended December 31, 2009 and 2008. We also note that you recorded revenues earned under service agreements of $247 million and $245 million while the amounts retained by affiliated practices were $147 million and $146 million for the years ended December 31, 2009 and 2008. Please tell us how you considered this in your analysis of determining which entity has the right to receive benefits from the affiliated practices that could potentially be significant to the variable interest entity and explain to us the basis for your conclusion. Refer to FASB ASC 810-10-05-8A(b).

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services